Exhibit 99(h)(32)

Termination Amendment

To

Transfer Agency And Shareholder Services Agreement

This Termination Amendment To Transfer Agency And Shareholder Services Agreement, dated as of December 31, 2016 (“Termination Amendment”), is being entered into by and between BNY Mellon Investment Servicing (US) Inc. (“BNYM”) and GuideStone Funds, on its own behalf and on behalf of each Fund, each in its individual and separate capacity (“GuideStone”).

Background

BNYM and GuideStone previously entered into that certain Transfer Agency And Shareholder Services Agreement, dated as of December 14, 2012 and effective on and after January 1, 2013, Amendment No. 1 To Transfer Agency And Shareholder Services Agreement, dated as of January 1, 2014, and Amendment No. 2 To Transfer Agency And Shareholder Services Agreement, dated as of April 30, 2015 (collectively, the “Current Agreement”). The parties wish to amend and terminate the Current Agreement as set forth in this Amendment. Capitalized terms not expressly defined in this Amendment shall have the meanings prescribed in the Current Agreement as amended by this Termination Amendment.

Terms

NOW,THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to all statements made above and as follows:

1.    Modification to Current Agreement. Sections 13(a) and 13(b) of the Current Agreement is deleted and replaced in its entirety with the following:

(a)    This Agreement shall be effective, subject to Section C of the Background section, on the Execution Date and terminate at 11:59 PM (Eastern) on (i) May 20, 2017 (“Termination Date”), or (ii) the date the Deconversion (as defined below) is completed, if that date is earlier than the Termination Date or if the Deconversion is started on the Termination Date. Unless the Deconversion has commenced, GuideStone, by Written Notice (as defined below) received by the BNYM Designated Addressee (as defined below) not less than thirty (30) days in advance of the Termination Date, may designate June 17, 2017 as the date for termination of this Agreement (“Extended Termination Date”) and if such written notice is received this Agreement shall terminate at 11:59 PM (Eastern) on (i) the Extended Termination Date, or (ii) the date the Deconversion is completed, if that date is earlier than the Extended Termination Date or if the Deconversion is started on the Extended Termination Date.

(b)    GuideStone may designate a termination date for the Agreement later than the Extended Termination Date, and any subsequent extended termination date effected pursuant to this Section 13(b)(1), by a Written Notice received by the BNYM Designated Addressee at least thirty (30) days in advance of the Extended Termination Date (or the then-effective extended termination date) which designates a date for termination of the Agreement that is a Saturday and later than the Extended Termination Date (or subsequent extended termination date), and unless the GuideStone Designated Addressee (as defined below) receives a Written Notice from BNYM rejecting such later termination date within ten (10) days of the date of delivery of the most recent notice of later termination, this Agreement will terminate at 11:59 PM (Eastern) on (i) the later termination date designated in the last relevant Written Notice, or (ii) the date the Deconversion is completed, if that date is earlier than the extended termination date referenced in clause (i) or if the Deconversion is started on such extended termination date.

(c)    For purposes of Sections 13(a) and 13(b):

(i)	“Deconversion” means a transfer of the files, records and information contained in the Fund’s database in the BNYM System from the BNYM System to the transaction processing and recordkeeping system of a successor service provider with the intention that upon completion of such transfer the successor service provider will be capable of providing transfer agency services to the Fund on a production basis.

(ii)	“Written Notice” means a written letter (A) delivered via next-day delivery service by the US Postal Service, Federal Express or UPS, or (B) delivered as a pdf or similar image attachment to an electronic mail (email) message. A Written Notice will be deemed delivered when received by its intended recipient.

(iii)	“BNYM Designated Addressee” means:

Wayne D. Weaver

BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

Email Address: wayne.weaver@bnymellon.com

(iv)	“GuideStone Designated Addressee” means:

Patrick Pattison, Vice President and Treasurer

GuideStone Funds

2401 Cedar Springs Road

Dallas, Texas 75201

Email Address: patrick.pattison@guidestone.org

2.    Remainder of Current Agreement. Except as specifically modified by this Termination Amendment, all terms and conditions of the Current Agreement shall remain in full force and effect.

3.    Governing Law. The governing law of the Current Agreement shall be the governing law of this Termination Amendment.

4.    Entire Agreement. This Termination Amendment constitutes the final, complete, exclusive and fully integrated record of the agreement of the parties with respect to the subject matter herein and the amendment of the Current Agreement.

5.    Facsimile Signatures; Counterparts. This Termination Amendment may be executed in one more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Termination Amendment or of executed signature pages to this Termination Amendment by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Termination Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Termination Amendment To Transfer Agency And Shareholder Services Agreement to be executed by their duly authorized officers, as of the day and year first above written.

BNY Mellon Investment Servicing (US) Inc.	GuideStone Funds,
By:	on its own behalf and on behalf of each Fund in its individual and separate capacity

Name:	By:

Title:	Name:

Title: